ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated May 10, 2007

Bearish Autocallable Optimization Securities with Contingent

Protection Linked to the KBW Mortgage Finance IndexSM

Tactical Solution for Flat or Bearish Markets

Lehman Brothers Holdings Inc. Securities linked to the KBW Mortgage Finance IndexSM due November 28, 2008

Investment Description

These Bearish Autocallable Optimization Securities with Contingent Protection Linked to an Index (the “Notes”) are designed for investors who want to express a bearish view of the U.S. mortgage finance industry through an investment linked to the KBW Mortgage Finance IndexSM (the “Index”). If the Index is at or below the Index Starting Level on any quarterly Observation Date, the Notes will be called for an annualized return of between 18% and 22%, to be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the Index closes above the Trigger Level on any trading day during the Observation Period, in which case you will receive a payment equal to the principal amount of your Notes reduced by a percentage equal to the positive Index Return. You must be willing to risk losing up to 100% of your investment.

Features

❑

Positive Call Return in Flat or Bearish Markets—The Notes will be called and you will receive a positive return on your investment if the closing level of the Index on any Observation Date is at or below the Index Starting Level.

❑	Contingent Principal Protection—If the Notes are not called, at maturity the contingent principal protection feature protects your principal if the Index never closed above the Trigger Level.

❑

Express a Bearish View of the U.S. mortgage finance industry[1]—The Notes are linked to the Index, which is currently comprised of 24 companies involved in the U.S. mortgage finance industry and is designed to provide appropriate representation of the industry’s diverse sub-sectors, including pure mortgage players, mortgage insurers, title insurers, and banks and thrifts that have considerable mortgage loan portfolios in the United States.

Key Dates

Trade Date	May 24, 2007

Settlement Date	May 31, 2007

Final Valuation Date	November 23, 2008

Maturity Date	November 28, 2008

In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[1]

Please see “Key Risks—We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes, and Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes” below.

Security Offering

We are offering Bearish Autocallable Optimization Securities with Contingent Protection Linked to the KBW Mortgage Finance IndexSM. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “ Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 560-I dated May 10, 2007, underlying supplement no. 840 dated May 10, 2007 and this Term Sheet. See “ Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-4 of product supplement no. 560-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 840 for risks related to the Index. The Notes do not guarantee any return of principal. If on any trading day during the Observation Period the level of the Index closes above the Trigger Level, a positive Index Return will result in a payment at maturity of less than $10 per Note.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 560-I, underlying supplement no. 840 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	1.5%	98.5%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 560-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 840 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 560-I, underlying supplement no. 840, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 560-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 560-I and “Risk Factors” in the accompanying underlying supplement no. 840, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 560-I dated May 10, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507109092/d424b2.htm

♦	Underlying supplement no. 840 dated May 10, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507108683/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Bearish Autocallable Optimization Securities with Contingent Protection Linked to an Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You believe the Index will not close above the Trigger Level on any trading day during the Observation Period

♦	You believe the Index will close at or below the Index Starting Level on any Observation Date

♦	You believe the Index will remain stable for the term of the Notes and will close at or below the Index Starting Level on the Final Valuation Date

♦	You are willing to invest in Notes that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise hold the Notes to maturity

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index will close above the Trigger Level on any trading day during the Observation Period and that at maturity the Index Return will be positive

♦	You believe stock prices of companies involved in the U.S. mortgage finance industry will increase during the Observation Period

♦	You seek an investment that is 100% principal protected

♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount

♦

You seek an investment whose return is not limited to the pre-specified Return on Call Date, a total return based upon an annualized return between 18.00% and 22.00%. The actual annualized return upon which the Return on Call Date is based will be set on the Trade Date.

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 560-I, underlying supplement no. 840 and the MTN Prospectus Supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/A+)[1]

Issue Price	$10 per Note

Term	18 months, unless called earlier

Underlying Index	KBW Mortgage Finance IndexSM

Call Feature	The Notes will be called if the closing level of the Index on any Observation Date is at or below the Index Starting Level

Observation Dates	August 24, 2007, November 23, 2007, February 22, 2008, May 22, 2008, August 22, 2008 and November 20, 2008

Call Settlement Dates	Five business days following the relevant Observation Date

Return on Call Date

If the Notes are called, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of between 18% and 22%. The table below assumes an annualized return of 20% (the midpoint of 18% and 22%). The actual annualized return upon which the Return on Call Date is based will be determined on or about May 24, 2007.

Observation Date	Return on Call Date	Call Price (per $10.00)
August 24, 2007	5%	$10.5
November 23, 2007	10%	$11
February 22, 2008	15%	$11.5
May 22, 2008	20%	$12
August 22, 2008	25%	$12.5
Final Valuation (on or about November 20, 2008)	30%	$13

Payment at Maturity (per $10)

If the Notes are not called and the Index never closes above the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10 per $10 principal amount Note

If the Notes are not called and the Index closes above the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to:

    $10 x (1 - Index Return);

provided that you will not receive any payment if the Index Return equals or exceeds 100%

In this case, you may lose all or a substantial portion of your principal.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Trigger Level	120% of the Index Starting Level

Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment Upon a Call or Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note for all tax purposes you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 560-I.

Scenario Analysis and Examples at Maturity

The following examples assume an Index Starting Level of 100, a Return on Call Date of 20.00% per annum (the midpoint of the range) and a Trigger Level of 120 (120% of the Index Starting Level). The actual Index Starting Level, Return on Call Date and Trigger Level will be set on Trade Date.

Example 1: Securities are Called 1 Year after Trade Date
Observation Date	Index Level	Result
August 24, 2007	105	Above Index Starting Level, Securities NOT Called
November 23, 2007	110	Above Index Starting Level, Securities NOT Called
February 22, 2008	105	Above Index Starting Level, Securities NOT Called
May 22, 2008	95	Below Index Starting Level, Securities are Called

Call Price (per $10.00)		$12.00 (return for 1 year at 20% per annum)

Example 2: Securities are Called on the Final Valuation Date
Observation Date	Index Level	Result
August 24, 2007	105	Above Index Starting Level, Securities NOT Called
November 23, 2007	110	Above Index Starting Level, Securities NOT Called
February 22, 2008	125	Above Index Starting Level and Trigger Level, Securities NOT Called
May 22, 2008	110	Above Index Starting Level, Securities NOT Called
August 22, 2008	105	Above Index Starting Level, Securities NOT Called
Final Valuation Date (on or about November 20, 2008)	95	Below Index Starting Level, Securities are Called

Call Price (per $10.00):		$13.00 (return for 18 months at 20% per annum)

Example 3: Securities are NOT Called and the Index never closes above the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
August 24, 2007	105	Above Index Starting Level, Securities NOT Called
November 23, 2007	110	Above Index Starting Level, Securities NOT Called
February 22, 2008	115	Above Index Starting Level, Securities NOT Called
May 22, 2008	110	Above Index Starting Level, Securities NOT Called
August 22, 2008	115	Above Index Starting Level, Securities NOT Called
Final Valuation Date (on or about November 20, 2008)	117.5	Above Index Starting Level, Securities NOT Called

Settlement Amount (per $10.00):		$10.00

Example 4: Securities are NOT Called and the Index closes above the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
August 24, 2007	105	Above Index Starting Level, Securities NOT Called
November 23, 2007	110	Above Index Starting Level, Securities NOT Called
February 22, 2008	115	Above Index Starting Level, Securities NOT Called
May 22, 2008	127.5	Above Index Starting Level and Trigger Level, Securities NOT Called
August 22, 2008	125	Above Index Starting Level and Trigger Level, Securities NOT Called
Final Valuation Date (on or about November 20, 2008)	130	Above Index Starting Level and Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00 X (1 – Index Return on Final Valuation Date)
		$10.00 X (1 – 30%)
		$7.00

The information on the Index provided in this document should be read together with the underlying supplement no. 840 dated May 10, 2007.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in a short position in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 560-I and in the “Risk Factors” section of the accompanying underlying supplement no. 840. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Potentially full market risk: You may lose some or all of your principal—If the Index level closes above the Trigger Level on any trading day during the Observation Period, you are fully exposed to any increase in the level of the Index (as measured by the Index Return). In these circumstances, you will lose 1% of your principal at maturity for every 1% increase in the Index up to 100% of your investment.

♦

No assurances of negative-return environment—While the Notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦

Maximum return—If the Notes are called, the return on a direct short position in the Index may exceed the fixed per annum return of between 18.00% and 22.00% (which will be determined on the trade date) you would receive during your holding period.

♦

There is a high probability that the Index will rise above the Trigger Level—While there is only limited performance history for the Index, if the Index follows its historical pattern of significant volatility, there is a high probability that the Index will rise above the Trigger Level on at least one day during the Observation Period.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agents commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. You should be willing to hold your notes to maturity.

♦

The market for the Notes may be illiquid—The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes. Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and if at any time Lehman Brothers Inc. were to cease acting as market makers, it is likely that there would be no secondary market for the Notes.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $.15 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Reinvestment Risk—If your Notes are called early, the holding period over which you would receive the per annum return of between 18.00% and 22.00% (which will be determined on the trade date) could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following an early call.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes, and Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes are Linked or the Value of the Notes—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates or agents have recently published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates have recently published research or other opinions with respect to some of the constituent stocks included in the Index that may be inconsistent with a bearish view of the U.S. mortgage finance industry. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

♦

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 560-I.

♦	Uncertain tax treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Your Investment is Concentrated in One Industry—All of the securities included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. mortgage finance industry.

♦	The Call Feature Limits Your Potential Return—The appreciation potential of the Notes is limited to the pre-specified Return on Call Date, regardless of the performance of the Index.

The KBW Mortgage Finance IndexSM

The Index is a float-adjusted modified capitalization-weighted index, currently composed of 24 companies, designed to effectively represent the performance of the broad and diverse U.S. mortgage finance industry. The companies comprising the Index account for a large percentage of the market capitalization of the U.S. mortgage finance industry and were selected to provide appropriate representation of the industry’s diverse sub-sectors, including pure mortgage players, mortgage insurers, title insurers, and banks and thrift institutions that have considerable mortgage loan portfolios in the United States. Keefe, Bruyette & Woods, Inc.SM (“KBWSM”) began calculating the Index in 2000, and the Index has been published on the Philadelphia Stock Exchange under the symbol “MFX” SM since July 22, 2005.

The graph below illustrates the performance of the Index from January 7, 2000 to May 4, 2007. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Index closing level on May 7, 2007 was 97.94

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

We expect to deliver the Notes against payment on or about May 31, 2007, which is the fourth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fourth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to make a market in the Notes for so long as the Notes are outstanding.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.